

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2016

Jon C. Scahill
Chief Executive Officer
Quest Patent Research Corporation
411 Theodore Fremd Ave. Suite 206S
Rye, NY 10580-1411

> **Re:** **Quest Patent Research Corporation**
> **Registration Statement on Form S-1**
> **Filed December 14, 2015**
> **File No. 333-208536**

Dear Mr. Scahill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your shares are presently being quoted on the OTC pink marketplace. This is not considered an existing trading market for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please clearly disclose that the shares will be sold at the *fixed price* until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

Our failure to have filed reports with the SEC may impair the market …, page 13

2. We note that you failed to file current and periodic reports for several years. Please augment your risk factor to provide enhanced disclosure of the impact to you as a result of your delinquent filings, including the potential liability you face as a result of your failure to file current and periodic reports pursuant to the Securities Exchange Act of 1934.

Business

Agreements with United Wireless, page 23

3. Here or in an appropriate place in your prospectus, please clarify whether only the 10% promissory note in the principal amount of $1,250,000 due September 30, 2020 issued to United Wireless is subject to the default provisions you describe here or if future loans United Wireless has agreed to make to you are also subject to such default provisions.

Undertakings, page II-3

4. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Please see C&DI Question 229.01 (Securities Act Rules).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products